

www.phrame.com

Phrame™ pioneers Car Shareability On-Demand Network, in which community - consumers and businesses share access to cars for efficiency, convenience, and safety.

Proprietary and Patented
Bosch Engineered and Manufactured

Contact:
Charlene Consolacion, Co-Founder
(415) 286-8052
charlene@phrame.com

Leadership Team:
Gary Golduber- Founder, CEO
A mechanical engineer by training and a software engineer by experience, Gary served as CTO and then President of the largest distance learning driver's education company in the U.S. Gary later led the company to a successful exit.
Charlene Consolacion- Founder, COO
Charlene has extensive experience in technology startups from early stage, survival, turnaround to growth modes. Charlene is knowledgeable about the automotive industry

Executive Summary

PROBLEM
The transportation industry is changing rapidly; the sharing-economy has risen dramatically, with entrepreneurs racing to bring on-demand solutions to consumers. However, there's still no solution that solves the inherent problems of the sharing-economy. The inherent problems are **ease of sharing, safety and trust** that dramatically slow down market adoption.

SOLUTION
Phrame offers a unique combination of **trusted network, hardware and value-add services**. Phrame is not only solving the existing sharing-economy problems, Phrame also aims to pioneer Car Shareability On-Demand Network, in which community - consumers and businesses share access to cars for efficiency, convenience, and safety.

NETWORK- We've gathered together on-demand companies as part of our ecosystem to build a trusted community for consumers to share their cars for wide-range of purposes.
HARDWARE- Phrame is the first product on the market that enables people to share access to their cars remotely and seamlessly while secured and monitored.
VALUE-ADD SERVICES - Phrame adds a stronger layer of trust and safety by integrating data-driven DrivingScores (FICO) and Profile Ranking. Phrame is the first product that has real time car security alert directly to a smartphone.

OPPORTUNITY
The total market Phrame is addressing is approximately $800B. Phrame is also creating a new market, "car shareability on-demand", innovating how consumers around the world fit cars to their lives. In the same way that consumers seek available services, businesses are on the lookout to acquire customers. Phrame bridges the gap and connects consumers and businesses while eliminating the friction of the shareability experience. Consumers need Phrame even if they don't intend to participate in car-sharing for the "connected car". Businesses need it to increase customer acquisition, generate additional revenue, and enable recurring customers. Smart and self-driving cars need it to be able to communicate among each other.

COMPETITIVE ADVANTAGE
Unlike many other companies that attempt to tackle problems incrementally, Phrame, on the other hand, offers a comprehensive solution, combining on-demand network, proprietary technology and patented hardware. Phrame has the first-mover advantage in technology and established partnerships to revolutionize sharing economy.

VISION
There are 1.2 billion cars on the road globally. Our long-term goal is to equip them with Phrame. With Phrame, cars around the world will not be obsolete when self-driving cars and the smart city arrive. We'll be the universal solution to enable existing cars — regardless of the car's make and year — to connect and communicate with each other.

STRATEGY AND REVENUE
In conjunction with building "Phrame's Network", we sell Phrame devices to car dealerships, rental cars and fleets to pre-install on all cars they sell and install on cars they sold as a customer loyalty "upgrade".

We charge $19.99 monthly subscription
We take $2.00 commission on each on-demand service transaction

| 30% conversion | $15.6M in 2018 | $200M in 2019 |

Freemium model with 30% conversion from Free to Paid plans and 1 on-demand service transaction per month for the first year

At 59K users, our projected revenue is $15.6M

Our projected revenue is $200M by 2019